EXHIBIT 99.1

Orion Digital Reports Q4 and Full-Year 2025 Results;

Wealth Revenue Grows 36% as Subscription &

Services Reach 62% of Revenue

Wealth AUM of $498M, up 17% Year-over-year

European Payments Volume of $11.1B, up 14% Year-over-year

FY 2025 Adjusted EBITDA1 of $7.1M

Strong Balance Sheet with $41.3M Cash, Marketable Securities & Investments

Orion Digital reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, March 12, 2026 – Orion Digital Corp. (NASDAQ: ORIO; TSX: ORIO) (“Orion Digital” or the “Company”) today reported financial results for the fourth quarter and full year ended December 31, 2025.

Orion Digital operates a digital wealth platform supported by payments infrastructure that enables transaction authorization across financial networks.

The Company generates the majority of its revenue from recurring subscription and services revenue through its Intelligent Investing wealth platform, supported by Carta Worldwide, its payments infrastructure platform that provides issuer processing and transaction authorization capabilities.

Subscription and services revenue represented 62% of total revenue in 2025, reflecting Orion Digital’s continued transition toward platform-driven recurring revenue. The Wealth platform represents the Company’s primary growth engine.

The Company also operates a mature consumer lending portfolio that generates stable cash flow and supports capital allocation and continued investment in its platform businesses.

As financial systems become increasingly automated, platforms that control how capital is allocated and how transactions are authorized are becoming increasingly important. Orion Digital’s wealth and payments platforms operate within these infrastructure layers.

Adjusted growth rates exclude certain non-core businesses exited during 2024 -2025 in order to better reflect underlying platform growth. These exited operations represented approximately $6.1 million of revenue in 2024 and $0.8 million in 2025.

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Fourth Quarter 2025 Highlights

•	Revenue: $17.4 million (–4% YoY reported; +7% adjusted for exited non-core businesses)
•	Subscription & Services revenue: $10.9 million (–4% reported; +15% adjusted1)
•	Wealth revenue: $3.8 million (+32% YoY)
•	Payments revenue: $2.4 million (+1% reported; +12% adjusted1)
•	Wealth + Payments revenue: $6.2 million (+18% reported; +24% adjusted1)
•	Gross margin: 70% (vs 63% in 2024)
•	Adjusted EBITDA[1]: $2.2 million (+5% YoY)
•	Cash provided by operations before investment in gross loans receivable[1]: $6.0 million (+46% YoY)

Full-Year 2025 Highlights

•	Revenue: $68.6 million (–4% reported due to exited businesses; +4% adjusted excluding exited operations)
•	Subscription & Services revenue: $42.3 million (–2% reported; +12% adjusted1)
•	Wealth revenue: $14.5 million (+36% YoY)
•	Payments revenue: $9.9 million (+15% reported; +23% adjusted1)
•	Wealth + Payments revenue: $24.4 million (+27% reported; +31% adjusted1)
•	Gross margin: 70% (vs 66% in 2024)
•	Adjusted EBITDA[1]: $7.1 million (+7% YoY)
•	Cash provided by operations before investment in gross loans receivable[1]: $19.6 million (+35% YoY)

Management Commentary

David Feller, Founder & CEO

“2025 marked an important step in our transition toward a platform-driven business model. Subscription and services revenue now represents 62% of total revenue, while our Wealth and Payments platforms grew 27% year-over-year, or 31% on an adjusted basis. As financial systems become increasingly automated and AI-driven, the layers that govern capital allocation and transaction authorization become more important. Orion Digital is focused on building scalable infrastructure platforms with recurring revenue and operating leverage that operate at those critical points within the financial system.”

Greg Feller, President & CFO

“Our platform businesses continue to drive improving operating economics. Adjusted subscription and services revenue increased 12% year-over-year while Wealth and Payments revenue grew 31% on an adjusted basis. Full-year results exceeded previously communicated ranges, reflecting stronger-than-expected platform growth, stable lending performance, and continued operating discipline. For full-year 2025 our operating businesses generated $19.6 million of cash flow before loan portfolio deployment, an increase of approximately 35% year-over-year, and the monetization of our remaining WonderFi position further strengthened our balance sheet entering 2026.”

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Wealth Platform (Intelligent Investing)

For full-year 2025, Wealth revenue increased 36% year-over-year to $14.5 million, reflecting increasing adoption of the Intelligent Investing platform and expansion of subscription-based wealth services designed to support disciplined capital allocation and long-term investment behavior.

Key operating metrics include:

•	Wealth revenue: $14.5 million (+36% YoY)
•	Assets under management: $498 million (+17% YoY)

Financial markets are entering a period where artificial intelligence and automated analytical tools are rapidly compressing informational advantages. As data analysis and financial research become widely accessible through AI systems, the traditional edge derived from information asymmetry is likely to diminish. In this environment, long-term investment outcomes are increasingly determined by capital allocation discipline, portfolio construction, and investor behavior rather than trading activity. The Intelligent Investing platform is designed around this principle. The system emphasizes structured allocation frameworks and behavioral discipline intended to support long-term compounding rather than activity-driven trading.

Payments Platform (Carta)

For full-year 2025, Payments revenue totaled $9.9 million, reflecting continued expansion of the Company’s European payments platform following the exit of Canadian programs. Key operating metrics include:

•	Payments revenue: $9.9 million (+15% reported; +23% adjusted1)
•	European transaction volume[1]: $11.1 billion (+14% YoY)
•	Total transaction volume: $11.9 billion

European transaction volume growth reflects continued expansion of the Company’s issuer processing platform across existing European programs. During the year the Company completed the migration of its payments platform infrastructure to Oracle Cloud Infrastructure (OCI), improving scalability, resilience, and operational efficiency. Carta operates within the authorization layer of payment networks, providing the infrastructure that authorizes transactions, enforces program rules, and connects payment activity to regulated settlement networks.

Balance Sheet and Liquidity

At December 31, 2025 the Company held $41.3 million in cash, marketable securities and investments, including:

•	Cash & restricted cash: $20.2 million
•	Marketable securities & private investments: $21.1 million

In January 2026, Orion Digital monetized its remaining WonderFi position.

This liquidity provides significant financial flexibility relative to the Company’s current market capitalization. The Company maintains a Nasdaq share repurchase authorization of up to $10 million, with capital allocation evaluated across share repurchases and continued investment in its Wealth and Payments platforms.

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2026 Outlook

The outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Orion Digital’s control.

The Company expects continued growth in subscription and services revenue in 2026 as its Wealth platform expands and its Payments infrastructure continues to scale.

Key drivers include:

•	Wealth: Revenue growth driven by the rollout of Intelligent Investing Phase 2 in the first half of the year, expanding the platform beyond the managed portfolio offering introduced in Phase 1.
•	Payments: Revenue growth supported by the expansion of existing European programs and new program launches following the Company’s exit from the Canadian payments market in 2025.

Consolidated revenue is expected to remain relatively stable in 2026, reflecting the disciplined management of the Company’s consumer lending portfolio.

Reflecting these trends, Orion Digital expects Adjusted EBITDA2 in the range of approximately $7.0 million to $8.0 million in 2026.

1Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended December 31, 2025.

2Adjusted EBITDA is a non-IFRS measure. Management has not reconciled these forward-looking non-IFRS measures to their most directly comparable IFRS measure, net loss before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

Conference Call & Webcast

Orion Digital will host a conference call to discuss its Q4 2025 financial results at 1:00 p.m. ET on March 12, 2026. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (289) 514-5100 or (800) 717-1738 (International) using conference ID: 80924. The webcast can be accessed at orion-digital.com/events. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

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Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted revenue, adjusted subscription and services revenue, adjusted payments revenue, adjusted EBITDA, adjusted net income (loss) and cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended December 31, 2025, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

Adjusted Total Revenue

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Total revenue	$17,391	$18,042	$68,617	$71,206
Less:
Legacy institutional brokerage business revenue	—	(1,595)	(593)	(5,311)
Canadian payments revenue	—	(234)	(249)	(812)
Adjusted revenue	17,391	16,213	67,775	65,083

Adjusted Subscription and Services Revenue

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Subscription and services revenue	$10,874	$11,292	$42,330	$43,108
Less:
Legacy institutional brokerage business revenue	—	(1,595)	(593)	(5,311)
Canadian payments revenue	—	(234)	(249)	(812)
Adjusted subscription and services revenue	10,874	9,463	41,488	36,985

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Adjusted Payments Revenue

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Payments revenue	$2,373	$2,360	$9,906	$8,634
Less:
Canadian payments revenue	—	(234)	(249)	(812)
Adjusted payments revenue	2,373	2,126	9,657	7,822

Adjusted EBITDA

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net (loss) income	$(5,662)	$10,395	$(8,535)	$(13,680)
Credit facility interest expense	1,435	1,588	5,721	6,702
Debenture and other financing expense	740	774	3,184	3,324
Accretion related to debentures	132	170	553	687
Stock-based compensation	219	214	1,778	1,938
Depreciation and amortization	2,046	1,993	7,998	8,419
Revaluation loss (gain)	3,454	(13,819)	(5)	(1,322)
Other non-operating (income) expense	(89)	852	(3,231)	922
Income tax recovery	(98)	(84)	(336)	(341)
Adjusted EBITDA	2,177	2,083	7,127	6,649

Cash Provided by (used in) Operations before Investment in Gross Loans Receivable

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash provided by (used in) operating activities	$585	$540	$(964)	$(1,271)
Net issuance of loans receivable	(5,410)	(3,580)	(20,529)	(15,810)
Cash provided by operations before investment in gross loans receivable	5,995	4,120	19,565	14,539

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Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the Company’s capital allocation strategy, Orion Digital’s strategic initiatives including in respect of its wealth management and payments platforms and financial outlook for 2026. Forward-looking statements are typically identified by words such as “may”, “will”, “could”, “would”, “anticipate”, “believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Orion Digital’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Orion Digital’s control, including the receipt of any required regulatory approval. For a description of the risks associated with Orion Digital’s business please refer to the “Risk Factors” section of Orion Digital’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Orion Digital disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Orion Digital Corp.

Orion Digital Corp. (NASDAQ: ORIO; TSX: ORIO) operates digital wealth and payments infrastructure platforms generating recurring subscription and services revenue. Its Intelligent Investing platform provides digital wealth management solutions in Canada, and its wholly owned subsidiary Carta Worldwide provides issuer processing and payments infrastructure across Europe. The Company also operates a consumer lending business with over 20 years of operating history that generates cash flow and is managed with a focus on stability and risk control.

Investor Relations

Investors@oriondigitalcorp.com

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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